QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): September 22, 2019

Proteon Therapeutics, Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-36694 (Commission File Number)	20-4580525 (I.R.S. Employer Identification Number)

200 West Street, Waltham, MA 02451
(Address of Principal Executive Offices) (Zip Code)

(781) 890-0102
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	PRTO	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Introductory Comment

        Throughout this Current Report on Form 8-K, the terms "we," "us," "our", "Company" and "Proteon" refer to Proteon Therapeutics, Inc., a Delaware corporation.

Item 1.01.    Entry into a Material Definitive Agreement.

Merger Agreement

        On September 23, 2019, Proteon entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") with ArTara Therapeutics, Inc., a Delaware corporation ("ArTara"), and REM 1 Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Proteon ("Merger Sub"). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by Proteon's stockholders and ArTara's stockholders, Merger Sub will be merged with and into ArTara (the "Merger"), with ArTara surviving the Merger as a wholly owned subsidiary of Proteon.

        Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of ArTara common stock outstanding immediately prior to the Effective Time (including shares to be issued immediately prior to the Effective Time in connection with the exercise of ArTara stock options, but excluding treasury shares, shares held by ArTara, Merger Sub or any subsidiary of ArTara and dissenting shares) will be converted solely into the right to receive a number of shares of Proteon's common stock (the "Merger Shares") equal to the exchange ratio described below.

        Proteon will assume the outstanding and unexercised ArTara stock options, which will become options to acquire Proteon's common stock (with the number and exercise price adjusted in accordance with the exchange ratio described below but all other terms to remain the same), and any unvested ArTara restricted stock awards, which will be exchanged for shares of Proteon's common stock to be unvested to the same extent as such ArTara restricted stock awards and subject to the same restrictions as such ArTara restricted stock awards.

        Under the exchange ratio formula in the Merger Agreement, as of immediately after the closing of the Merger, but prior to the consummation of the Private Placement (as described below), the former ArTara equity holders immediately before the Merger are expected to own approximately 73.39% of the outstanding capital stock of Proteon, and the equity holders of Proteon immediately before the Merger are expected to own approximately 26.61% of the outstanding capital stock of Proteon (on a fully diluted basis). The exchange ratio will be adjusted to the extent that Proteon's net cash is greater than $3,550,000 or less than $2,950,000 (collectively, the "Target Parent Net Cash Range"); provided, however, that (i) if the initial filing of the Registration Statement on Form S-4 ("Registration Statement") is made after October 15, 2019, then the lower limit of the Target Parent Net Cash Range shall be decreased by $200,000, (ii) if the initial filing of the Registration Statement is made by Proteon after October 30, 2019, then the lower limit of the Target Parent Net Cash Range shall be decreased by an additional $250,000 (with additional decreases of $250,000 to be made for delayed filings each 16th and 1st of each month, commencing November 1, 2019), (iii) if ArTara does not provide Proteon with written notice requesting that Proteon not enter into any divestiture transaction to sell the divestiture assets as described in the Merger Agreement (the "Company No Divestiture Notice") and, if prior to receipt of the Company No Divestiture Notice, Proteon has not given written notice to ArTara that Proteon has entered into, or will be entering into, a binding contract for a divestiture transaction (the "Parent Divestiture Notice"), then the lower limit of the Target Parent Net Cash Range shall be decreased by 100% of the costs and expenses that Proteon incurs to maintain the divestiture assets through closing, and (iv) if ArTara provides the Company No Divestiture Notice to Proteon, and if, prior to receipt of the Company No Divesture Notice, Proteon has not provided a Parent Divestiture Notice, then the lower limit of the Target Parent Net Cash Range shall be decreased by $400,000. The exchange ratio formula includes ArTara's outstanding stock options and Proteon's outstanding stock options and the number of shares of Proteon common stock issuable upon conversion of all outstanding shares of Series A Preferred Stock of Proteon. After the consummation of the Merger, the Private Placement and the Series A Preferred Automatic Conversion (as described below), certain institutional investors participating in the Private Placement are expected to own 60.93% of the outstanding capital stock of Proteon, the former ArTara equity holders immediately before the Merger are expected to own approximately 28.67% of the outstanding capital stock of Proteon, and the equity holders of Proteon immediately before the Merger are expected to own approximately 10.39% of the outstanding capital stock of Proteon (on a fully diluted basis), subject to the adjustments described above.

        At the Effective Time, Proteon will effect a name change to "ArTara Therapeutics, Inc." and it is anticipated that trading for Proteon's securities will be listed on The Nasdaq Capital Market under the symbol "TARA." Additionally, at the Effective Time, the board of directors of Proteon is expected to consist of seven members, with five such members designated by ArTara, one such member designated by Proteon, and one such member who will be Mr. Jesse Shefferman, the Chief Executive Officer of the combined company.

        The Merger Agreement contains customary representations, warranties and covenants made by Proteon and ArTara, including covenants relating to obtaining the requisite approvals of the stockholders of Proteon and ArTara, indemnification of directors and officers, limitations on the solicitation of alternative proposals and change of board recommendations, maintaining Proteon's listing on The Nasdaq Global Market and Proteon's and ArTara's conduct of their respective businesses between the date of signing of the Merger Agreement and the closing of the Merger.

        As promptly as practicable after the date of the Merger Agreement (but in no event later than 50 days following the date of the Merger Agreement), the parties will prepare and Proteon file with the U.S. Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4 to register the Merger Shares under the Securities Act, and Proteon will seek the approval of our stockholders with respect to certain actions, including the following (collectively, the "Proteon Stockholder Matters"):

  •
  the issuance of shares of Proteon common stock to ArTara's stockholders in connection with the transactions contemplated by the Merger Agreement and shares of Proteon capital stock to the institutional investors in the Private Placement, pursuant to Nasdaq rules;

  •
  the amendment of Proteon's certificate of incorporation (i) to effect immediately prior to the closing of the Merger a reverse split of all outstanding shares of Proteon's common stock at a reverse stock split ratio anywhere in the range between 1-for-30 and 1-for-50 (with the actual reverse stock split ratio to be mutually agreed upon by Proteon and ArTara) (the "Reverse Split") and (ii) to effect immediately after the consummation of the Private Placement the automatic conversion of all outstanding shares of Series A Preferred Stock of Proteon into shares of Proteon's common stock, without given effect to any existing provision that limits the conversion rights of the Series A Preferred Stock (including, without limitation, the 9.985% beneficial ownership cap) (the "Series A Preferred Automatic Conversion"); and

  •
  an amendment to Proteon's Amended and Restated 2014 Equity Incentive Plan (the "Plan") to increase the shares available for issuance thereunder by such additional number of shares of Proteon common stock such that the total number of shares of Proteon common stock reserved for issuance under the Plan, after giving effect to such additional shares, would not exceed 15.2% of the shares of Proteon common stock outstanding immediately after the Effective Time, after giving effect to the Reverse Split, the Private Placement and the Series A Preferred Automatic Conversion, as determined by or on behalf of ArTara prior to the effectiveness of the Registration Statement (the "EIP Amendment").

        Concurrently with the execution of the Merger Agreement, Proteon delivered to ArTara the written consent of the holders of 92.7% of the shares of our Series A Preferred Stock outstanding as of September 23, 2019 approving the Series A Preferred Automatic Conversion.

        The consummation of the Merger is also subject to the satisfaction or waiver of certain conditions, including, among other things, (i) approval by the stockholders of Proteon and ArTara (other than with respect to the EIP Amendment), (ii) Nasdaq approval of the listing of the Merger Shares, (iii) satisfaction of all conditions precedent to the closing of the Private Placement (other than the consummation of the Merger and appointment of certain board members), (iv) absence of a material adverse effect since the date of the Merger Agreement, (v) the accuracy of the representations and warranties, subject to material adverse effect qualifications, (vi) compliance by the parties with their respective covenants in all material respects, (vii) the Subscription Agreement (as defined below) being in full force and effect and no less than $40 million to be committed thereunder and (viii) Proteon having at least $0 in net cash as of the closing date of the Merger.

        The Merger Agreement contains certain termination rights for both Proteon and ArTara, and further provides that, upon termination of the Merger Agreement under specified circumstances, Proteon may be required to pay to ArTara a termination fee of $750,000 or ArTara may be required to pay to Proteon a termination fee of $750,000, and in other circumstances each party may be required to reimburse the other party's expenses incurred, up to a maximum of $350,000.

        The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1, and which is incorporated herein by reference.

        The Merger Agreement has been included to provide investors and stockholders with information regarding its terms. It is not intended to provide any other factual information about Proteon, ArTara or the parties thereto. The Merger Agreement contains representations and warranties that the parties thereto made to, and solely for the benefit of, each other. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedules that each may have delivered to the other party in connection with signing the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedules. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Proteon's public disclosures.

Support Agreements and Lock-Up Agreements

        In accordance with the terms of the Merger Agreement, (i) certain executive officers, directors and stockholders of ArTara (solely in their respective capacities as ArTara stockholders) have entered into support agreements with ArTara and Proteon to vote all of their shares of ArTara capital stock in favor of adoption of the Merger Agreement and (ii) certain executive officers, directors and stockholders of Proteon (solely in their respective capacities as Proteon stockholders) have entered into support agreements with ArTara and Proteon to vote all of their shares of Proteon common stock in favor of the Proteon Stockholder Matters. Concurrently with the execution of the Merger Agreement, a stockholder of Proteon and certain officers, directors and stockholders of ArTara have entered into lock-up agreements pursuant to which they accepted certain restrictions on transfer of shares of Proteon common stock for the 180-day period following the closing of the Merger.

        The preceding summary does not purport to be complete and is qualified in its entirety by reference to the form of ArTara Support Agreement, the form of Proteon Support Agreement and the form of Lock-Up Agreement, which are filed as Exhibits 10.1, 10.2 and 10.3, respectively, and which are incorporated herein by reference.

        The form of ArTara Support Agreement, the form of Proteon Support Agreement and the form of Lock-Up Agreement have each been included to provide investors and stockholders with information regarding its terms. The agreements are not intended to provide any other factual information about Proteon or ArTara. Such documents contain representations and warranties that the parties to such agreements made to and solely for the benefit of each other. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedules that each delivered to the other parties in connection with signing such agreements. Accordingly, investors and stockholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the respective agreements and are modified in important part by the underlying disclosure schedules. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the respective agreements, which subsequent information may or may not be fully reflected in Proteon's public disclosures.

Private Placement

        On September 23, 2019, Proteon entered into a Subscription Agreement (the "Subscription Agreement") with certain institutional investors (the "Purchasers"), pursuant to which the Company has agreed to issue in a private placement (the "Private Placement") (i) up to $27,200,000.00 of shares of the Company's Series 1 Convertible Non-Voting Preferred Stock, par value $0.001 per share (the "Series 1 Preferred Stock"), at a purchase price equal to 1,000 times the Common Stock Purchase Price (as defined below) and (ii) up to $15,300,000.00 of shares of Proteon common stock (together with the Series 1 Preferred Stock, the "Private Placement Shares"), at a purchase price equal to (x) the Aggregate Valuation (as defined in the Merger Agreement) divided by the (y) the Post-Closing Parent Shares (as defined in the Merger Agreement) (the "Common Stock Purchase Price").

        Pursuant to the Subscription Agreement, the holders of Series 1 Preferred Stock have preemptive rights to participate pro rata in future equity financings of the Company, subject to certain exceptions and limitations. In addition, following the issuance of the Private Placement Shares pursuant to the Subscription Agreement, certain of the Purchasers have rights to nominate directors to the Company's board of directors and non-voting board observers. The Company has also agreed not to take certain actions related to the business without the consent of the lead investor for so long as such lead investor continues to hold a minimum amount of the Private Placement Shares purchased under the Subscription Agreement.

        Prior to the issuance of the Private Placement Shares, the Company intends to file a Certificate of Designation of Preferences, Rights and Limitations of Series 1 Convertible Non-Voting Preferred Stock (the "Certificate of Designation") with the Delaware Secretary of State. Thereunder, each share of Series 1 Preferred Stock will be convertible into 1,000 shares of Proteon common stock, at a conversion price initially equal to the Common Stock Purchase Price, subject to adjustment for any stock splits, stock dividends and similar events, at any time at the option of the holder, provided that any conversion of Series 1 Preferred Stock by a holder into shares of Proteon common stock would be prohibited if, as a result of such conversion, the holder, together with its affiliates and any other person or entity whose beneficial ownership of the common stock would be aggregated with such holder's for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, would beneficially own more than 9.99% of the total number of shares of Proteon common stock issued and outstanding after giving effect to such conversion. Upon written notice to the Company, the holder may from time to time increase or decrease such limitation to any other percentage not in excess of 19.99% specified in such notice.

        Each share of Series 1 Preferred Stock will be entitled to a preference of $10.00 per share upon liquidation of the Company, and thereafter will share ratably in any distributions or payments on an as-converted basis with the holders of Proteon common stock. In addition, upon the occurrence of certain transactions that involve the merger or consolidation of the Company, an exchange or tender offer, a sale of all or substantially all of the assets of the Company or a reclassification of its common stock, each share of Series 1 Preferred Stock will be convertible into the kind and amount of securities, cash and/or other property that the holder of a number of shares of Proteon common stock issuable upon conversion of one share of Series 1 Preferred Stock would receive in connection with such transaction.

        The Private Placement is expected to close immediately following the consummation of the Merger.

        The securities to be issued in the Private Placement are being offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act of 1933, as amended (the "Securities Act"). Each Purchaser is either (i) an "accredited investor" as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (ii) a "qualified institutional buyer" as defined in Rule 144A(a) under the Securities Act.

        The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement for the Private Placement, which is filed as Exhibit 10.4, and which is incorporated herein by reference.

        The Subscription Agreement has been included to provide investors and stockholders with information regarding its terms. It is not intended to provide any other factual information about Proteon, ArTara or the parties thereto. The Subscription Agreement contains representations and warranties that the parties thereto made to, and solely for the benefit of, each other. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedules that each may have delivered to the other party in connection with signing the Subscription Agreement. Accordingly, investors and stockholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Subscription Agreement and are modified in important part by the underlying disclosure schedules. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Subscription Agreement, which subsequent information may or may not be fully reflected in Proteon's public disclosures.

Registration Rights Agreement

        Concurrently with the execution of the Subscription Agreement, the Company entered into a registration rights agreement, dated September 23, 2019, with the Purchasers (the "Registration Rights Agreement"). Pursuant to the terms of the Registration Rights Agreement, the Company has agreed to prepare and file a registration statement with the U.S. Securities and Exchange Commission (the "SEC") within 60 business days after the closing of the Private Placement for the purposes of registering the resale of the Private Placement Shares. The Company has also agreed, among other things, to pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to the Company's obligations under the Registration Rights Agreement, not to exceed $25,000 in the aggregate.

        The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit 10.5, and which is incorporated herein by reference.

        The Registration Rights Agreement has been included to provide investors and stockholders with information regarding their terms. It is not intended to provide any other factual information about Proteon, ArTara or the parties thereto.

Item 3.02.    Unregistered Sales of Equity Securities.

        The information provided in Item 1.01 with respect to the Subscription Agreement and the Private Placement is hereby incorporated by reference into this Item 3.02.

Item 5.02.    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

        On September 22, 2019, Timothy P. Noyes, the Company's President and Chief Executive Officer, and the Company agreed that Mr. Noyes' employment with the Company will cease, effective as of the close of business on September 30, 2019. Following his separation, Mr. Noyes will continue in his role as a director of the Company, and the Company and Mr. Noyes intend that he will continue in his role as President and Chief Executive Officer pursuant to proposed terms of a consulting arrangement expected to be entered into between the Company and Mr. Noyes. Mr. Noyes was identified as the "principal executive officer" and a "named executive officer" in the Company's Annual Report on Form 10-K for the year ended December 31, 2018, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April 12, 2019.

Item 9.01.    Financial Statements and Exhibits.

(d)
Exhibits

Exhibit No.		Description
2.1	*	Agreement and Plan of Merger and Reorganization, dated September 23, 2019, by and among Proteon Therapeutics, Inc., REM 1 Acquisition, Inc. and ArTara Therapeutics, Inc.
10.1		Form of Support Agreement, by and among ArTara Therapeutics, Inc., Proteon Therapeutics, Inc. and certain stockholders of ArTara Therapeutics, Inc. named therein.
10.2		Form of Support Agreement, by and among Proteon Therapeutics, Inc., ArTara Therapeutics, Inc. and certain stockholders of Proteon Therapeutics, Inc. named therein.
10.3		Form of Lock-Up Agreement, by each of the parties named in each agreement therein.
10.4*		Subscription Agreement, dated September 23, 2019, by and among Proteon Therapeutics, Inc. and the institutional investors named therein.
10.5		Registration Rights Agreement, dated September 23, 2019, by and among Proteon Therapeutics, Inc. and the institutional investors named therein.

*
Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedules will be furnished to the SEC upon request.

Additional Information about the Merger and Where to Find It

        In connection with the proposed transaction involving ArTara and Proteon, Proteon intends to file a registration statement on Form S-4 with the SEC, which will contain a proxy statement/prospectus and other relevant materials, and plans to file with the SEC other documents regarding the proposed transaction. The final proxy statement/prospectus will be sent to the stockholders of Proteon in connection with the Proteon's special meeting of stockholders to be held to vote on matters relating to the proposed transaction. The proxy statement/prospectus will contain information about Proteon, ArTara, the proposed transaction, and related matters. STOCKHOLDERS OF PROTEON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS OF PROTEON SHOULD CONSIDER BEFORE MAKING A DECISION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. In addition to receiving the proxy statement/prospectus and proxy card by mail, Proteon stockholders will also be able to obtain the proxy statement/prospectus, as well as other filings containing information about Proteon, without charge, from the SEC's website at www.sec.gov or, without charge, by directing a written request to: Proteon Therapeutics, Inc., 200 West St. Waltham, MA 02451, Attention: Investor Relations.

        This communication does not constitute an offer to sell, or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

        Proteon, ArTara and their respective executive officers, directors, certain members of management and certain employees may be deemed, under the SEC rules, to be participants in the solicitation of proxies from Proteon stockholders with respect to the matters relating to the proposed transaction. Information regarding Proteon's executive officers and directors is available in Proteon's proxy statement on Schedule 14A for its 2018 annual meeting of stockholders, filed with the SEC on April 26, 2018 and Proteon's Annual Report on Form 10-K and the amendment thereto for the year ended December 31, 2018. These documents are available free of charge at the SEC's website at www.sec.gov or by going to Proteon's investor and media page on its corporate website at www.proteontherapeutics.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, and a description of their direct and indirect interests in the proposed transaction, which may differ from the interests of Proteon's stockholders generally, will be set forth in the proxy statement/prospectus that Proteon intends to file with the SEC in connection with its stockholder vote on matters relating to the proposed transaction. Proteon stockholders will be able to obtain this information by reading the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

        This report contains certain statements regarding matters that are not historical facts and that are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These include statements regarding management's intentions, plans, beliefs, expectations or forecasts for the future, and, therefore, stockholders are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. We use words such as "anticipates," "believes," "plans," "expects," "projects," "future," "intends," "may," "will," "should," "could," "estimates," "predicts," "potential," "continue," "guidance," and similar expressions to identify these forward-looking statements that are intended to be covered by the safe-harbor provisions of the PSLRA. Such forward-looking statements are based on management expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the forward-looking statements due to a number of factors, including, but not limited to, risks relating to the completion of the proposed transaction, including the need for Proteon's and ArTara's stockholder approval and the satisfaction of certain closing conditions; the anticipated financing to be completed concurrently with the closing of the proposed transaction; the cash balance of the combined company following the closing of the proposed transaction and the financing, and expectations with respect thereto; the potential benefits of the proposed transaction; the business and prospects of the combined company following the proposed transaction; and the ability of Proteon to remain listed on the Nasdaq Global Market. Risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to: the closing of the proposed transaction; ArTara's plans to develop and commercialize its product candidates, including TARA-002, and Choline Chloride; the timing, costs and outcomes of ArTara's planned clinical trials; expectations regarding potential market size; the timing of the availability of data from ArTara's clinical trials; the timing of any planned investigational new drug application or new drug application; ArTara's plans to research, develop and commercialize its current and future product candidates; ArTara's ability to successfully collaborate with existing collaborators or enter into new collaborations, and to fulfill its obligations under any such collaboration agreements; the clinical utility, potential benefits and market acceptance of ArTara's product candidates; ArTara's commercialization, marketing and manufacturing capabilities and strategy; ArTara's ability to identify additional products or product candidates with significant commercial potential; developments and projections relating to ArTara's competitors and industry; the impact of government laws and regulations; ArTara's ability to protect its intellectual property position; and ArTara's estimates regarding future revenue, expenses, capital requirements, and the need for and timing of additional financing following the proposed transaction. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed by Proteon with the SEC in connection with the proposed transaction. Additional risks and uncertainties are identified and discussed in the "Risk Factors" section of Proteon's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC. Forward-looking statements included in this report are based on information available to Proteon and ArTara as of the date of this report. Neither Proteon nor ArTara undertakes any obligation to update such forward-looking statements to reflect events or circumstances after the date of this report.

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Proteon Therapeutics, Inc.
Date: September 24, 2019	By:	/s/ GEORGE A. ELDRIDGE George A. Eldridge Senior Vice President & Chief Financial Officer

QuickLinks

  Item 1.01. Entry into a Material Definitive Agreement.
  Item 3.02. Unregistered Sales of Equity Securities.
  Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
  Item 9.01. Financial Statements and Exhibits.
SIGNATURE